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Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

September 6, 2011

VIA EDGAR AND E-MAIL

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-6010

  Re:
  Groupon, Inc.
  Registration Statement on Form S-1 filed on June 2, 2011
  Amendment No. 1 filed on July 14, 2011
  Amendment No. 2 filed on August 10, 2011
  File No. 333-174661

Dear Mr. Spirgel:

        On behalf of Groupon, Inc. (the "Company"), set forth below are the responses of the Company to certain comments of the Staff raised during telephone calls on August 31, 2011 and September 2, 2011, among the Staff, representatives of the Company, Ernst & Young LLP, the Company's independent auditors, and Winston & Strawn LLP, the Company's outside legal counsel, relating to the Registration Statement on Form S-1 (Registration No. 333-174661) (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on June 2, 2011, as amended by Amendment No. 1 to the Registration Statement, filed with the Commission on July 14, 2011, and as amended by Amendment No. 2 to the Registration Statement, filed with the Commission on August 10, 2011.

        The Company submits for the Staff's review and consideration two alternative presentations of its consolidated statement of operations. Under the first alternative, and in the Company's view the preferred manner of presentation, gross billings and merchant fees appear on the face of its consolidated statements of operations. An example of this financial statement and related summary consolidated financial data presentation is set forth on Exhibit A attached hereto. For purposes of this presentation, gross billings are defined as the amounts collected from customers, excluding any applicable taxes. Merchant fees are defined as the agreed upon amount of the purchase price of the Groupon payable to the featured merchant, excluding any applicable taxes.

        The Company believes the presentation of both gross billings and merchant fees on the face of its consolidated statements of operations provides greater transparency and insight into the business operations and financial results of the Company and is likewise the proper means of presentation for other participants in the nascent daily deal industry. The Company also submits this format is consistent with the financial statement presentation of other registrants.

        In addition, presenting this information in a consistent and clear manner across the Company's industry will provide investors and analysts with, in the Company's view, critical information in assessing the relative strengths and operating performance of industry participants. The Company urges the Staff to consider that the daily deal business, as a new industry, warrants consideration of accounting presentations that may depart from conventional practice. Such departure is particularly appropriate here as it serves the interests of promoting transparency and facilitating a clearer and more complete understanding of the transactions that are at the core of the business.

        Moreover, as noted in its initial Form S-1 filing, the Company considers "gross profit"—the funds it retains from the sale of Groupon vouchers—and Free Cash Flow to be critical measures of its performance. The Company respectfully submits that it would be anomalous to present financial statements that did not mandate clear disclosure of the elements necessary for investors to both calculate and track changes in such measures. The proposed presentation of gross billings with merchant fees will isolate this information in a manner that will enable investors to calculate, with precision and by segment, the "gross margins" generated by the Company's deals as well as the Days Payables Outstanding (or DPO) relating to the Company's payments to merchants. Also, presenting gross billings will enable a better assessment of the efficiency of the Company's marketing initiatives as the effectiveness of such initiatives can be measured, at least in part, as a function of growth in the dollar volume of transactions that the Company completes with customers.

        As indicated above, providing the proposed items on the face of the Company's consolidated statement of operations appears consistent with the financial statement presentation of other registrants reporting both gross and net revenue. Examples of registrants presenting in a manner similar to the Company's proposed presentation include Nisource, Ambassadors Group, WebDigs and FC Stone. While the Company does not have insight into the Staff's review or involvement in developing these presentations, the Company notes that the examples cross a variety of industries and would appear to support the principle that facts and circumstances of a particular industry or registrant allow for some flexibility in determining the appropriate manner of financial presentation.

        The Company acknowledges that the proposed presentation does not conform precisely to ASC 605-45-50-1. The materiality of the information presented, coupled with novelty of the accounting issues presented by the daily deal industry, including the challenge of evaluating this industry against the gross versus net criteria in the current guidelines, warrant some deviation from the strict construct of that standard—as has been the case with other industries and registrants. Moreover, the Company would welcome input from the Staff as to other forms of presentation that would provide investors with the requested information in as clear and consistent a manner.

        As a second form of presentation, the Company submits a consolidated statement of operations which includes parenthetical disclosure of gross billings. An example of this financial statement and related summary consolidated financial data presentation is set forth on Exhibit B attached hereto. For the reasons noted above, the Company believes that presentation of gross billings is critical to an understanding of its business as it isolates a key factor driving revenues. It also provides, to a limited degree, insight into deal margins. While this presentation conforms more closely to ASC 605-45-50-1, the Company respectfully submits that it omits from the face of the consolidated statements of operations information that is material to both management and investors in assessing the performance of the business.

*    *    *

        If you have any questions regarding any of the responses in this letter, please call me at (312) 558-5979.

Respectfully submitted,
/s/ STEVEN J. GAVIN
Steven J. Gavin
Enclosures
cc:	Andrew D. Mason David R. Schellhase Matthew F. Bergmann

Exhibit A

GROUPON, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2008	2009	2010
Gross billings	$94	$34,082	$745,348
Less: merchant fees	89	19,542	432,407

Net revenue	5	14,540	312,941
Costs and expenses:
Marketing	163	4,873	284,348
Selling, general and administrative	1,474	10,744	245,754
Acquisition-related	—	—	203,183

Total operating expenses	1,637	15,617	733,285

Loss from operations	(1,632)	(1,077)	(420,344)
Interest and other income (expense), net	90	(16)	284

Loss before provision for income taxes	(1,542)	(1,093)	(420,060)
Provision (benefit) for income taxes	—	248	(6,674)

Net loss	(1,542)	(1,341)	(413,386)
Less: Net loss attributable to noncontrolling interests	—	—	23,746

Net loss attributable to Groupon, Inc.	(1,542)	(1,341)	(389,640)
Dividends on preferred stock	(277)	(5,575)	(1,362)
Redemption of preferred stock in excess of carrying value	—	—	(52,893)
Adjustment of redeemable noncontrolling interests to redemption value	—	—	(12,425)
Preferred stock distributions	(339)	—	—

Net loss attributable to common stockholders	$(2,158)	$(6,916)	$(456,320)

Net loss per share
Basic	$(0.01)	$(0.04)	$(2.66)
Diluted	$(0.01)	$(0.04)	$(2.66)
Weighted average number of shares outstanding
Basic	166,738,129	168,604,142	171,349,386
Diluted	166,738,129	168,604,142	171,349,386

See Notes to Consolidated Financial Statements.

F-5

 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        We present below our summary consolidated financial and other data for the periods indicated. Financial information for periods prior to 2008 has not been provided because we began operations in 2008. The summary consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data for the year ended December 31, 2008 was derived from financial statements, which are not included in this prospectus. The summary consolidated statements of operations data for the periods ended June 30, 2010 and 2011 and the balance sheet data as of June 30, 2011 have been derived from our unaudited consolidated financials statements included elsewhere in this prospectus. The unaudited information was prepared on a basis consistent with that used to prepare our audited financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the unaudited period. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and accompanying notes, each included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)	(unaudited)
	(dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Gross billings	$94	$34,082	$745,348	$135,807	$1,597,423
Less: merchant fees	89	19,542	432,407	76,869	909,318

Net revenue	5	14,540	312,941	58,938	688,105
Costs and expenses:
Marketing	163	4,873	284,348	39,848	432,093
Selling, general and administrative	1,474	10,744	245,754	37,904	475,680
Acquisition-related	—	—	203,183	9,434	—

Total operating expenses	1,637	15,617	733,285	87,186	907,773

Loss from operations	(1,632)	(1,077)	(420,344)	(28,248)	(219,668)
Interest and other income (expense), net	90	(16)	284	(96)	1,539
Equity-method investment activity, net of tax	—	—	—	—	(8,763)

Loss before provision for income taxes	(1,542)	(1,093)	(420,060)	(28,344)	(226,892)
Provision (benefit) for income taxes	—	248	(6,674)	(905)	(1,732)

Net loss	(1,542)	(1,341)	(413,386)	(27,439)	(225,160)
Less: Net loss attributable to noncontrolling interests	—	—	23,746	61	19,759

Net loss attributable to Groupon, Inc.	(1,542)	(1,341)	(389,640)	(27,378)	(205,401)
Dividends on preferred stock	(277)	(5,575)	(1,362)	(1,046)	—
Redemption of preferred stock in excess of carrying value	—	—	(52,893)	—	(34,327)
Adjustment of redeemable noncontrolling interests to redemption value	—	—	(12,425)	—	(15,651)
Preferred stock distributions	(339)	—	—	—	—

Net loss attributable to common stockholders	$(2,158)	$(6,916)	$(456,320)	$(28,424)	$(255,379)

Net loss per share
Basic	$(0.01)	$(0.04)	$(2.66)	$(0.17)	$(1.67)
Diluted	$(0.01)	$(0.04)	$(2.66)	$(0.17)	$(1.67)
Weighted average number of shares outstanding
Basic	166,738,129	168,604,142	171,349,386	169,048,421	152,813,014
Diluted	166,738,129	168,604,142	171,349,386	169,048,421	152,813,014
Other Financial Data:
Segment operating (loss) income(1):
North America	$(1,608)	$(962)	$(10,436)	$8,309	$(32,279)
International	—	—	(170,557)	(23,047)	(128,314)

Total CSOI	$(1,608)	$(962)	$(180,993)	$(14,738)	$(160,593)

(1)
Consolidated segment operating (loss) income, or CSOI, is a non-GAAP financial measure. See "—Summary Consolidated Financial and Other Data—Non-GAAP Financial Measures" for a reconciliation of this measure to the most applicable financial measure under U.S. GAAP. We do not allocate stock-based compensation and acquisition-related expense to the segments. See Note 13 "Segment Information" of Notes to Consolidated Financial Statements and Note 14 "Segment Information" of Notes to Condensed Consolidated Financial Statements (Unaudited) for additional information.

7

Exhibit B

GROUPON, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2008	2009	2010
Net revenue (gross billings of $94, $34,082 and $745,348, respectively)	$5	$14,540	$312,941
Costs and expenses:
Marketing	163	4,873	284,348
Selling, general and administrative	1,474	10,744	245,754
Acquisition-related	—	—	203,183

Total operating expenses	1,637	15,617	733,285

Loss from operations	(1,632)	(1,077)	(420,344)
Interest and other income (expense), net	90	(16)	284

Loss before provision for income taxes	(1,542)	(1,093)	(420,060)
Provision (benefit) for income taxes	—	248	(6,674)

Net loss	(1,542)	(1,341)	(413,386)
Less: Net loss attributable to noncontrolling interests	—	—	23,746

Net loss attributable to Groupon, Inc.	(1,542)	(1,341)	(389,640)
Dividends on preferred stock	(277)	(5,575)	(1,362)
Redemption of preferred stock in excess of carrying value	—	—	(52,893)
Adjustment of redeemable noncontrolling interests to redemption value	—	—	(12,425)
Preferred stock distributions	(339)	—	—

Net loss attributable to common stockholders	$(2,158)	$(6,916)	$(456,320)

Net loss per share
Basic	$(0.01)	$(0.04)	$(2.66)
Diluted	$(0.01)	$(0.04)	$(2.66)
Weighted average number of shares outstanding
Basic	166,738,129	168,604,142	171,349,386
Diluted	166,738,129	168,604,142	171,349,386

See Notes to Consolidated Financial Statements.

F-5

 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        We present below our summary consolidated financial and other data for the periods indicated. Financial information for periods prior to 2008 has not been provided because we began operations in 2008. The summary consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data for the year ended December 31, 2008 was derived from financial statements, which are not included in this prospectus. The summary consolidated statements of operations data for the periods ended June 30, 2010 and 2011 and the balance sheet data as of June 30, 2011 have been derived from our unaudited consolidated financials statements included elsewhere in this prospectus. The unaudited information was prepared on a basis consistent with that used to prepare our audited financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the unaudited period. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and accompanying notes, each included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)	(unaudited)
	(dollars in thousands, except per share data)
Gross billings	$94	$34,082	$745,348	$135,807	$1,597,423
Consolidated Statements of Operations Data:
Net revenue	$5	$14,540	$312,941	$58,938	$688,105
Costs and expenses:
Marketing	163	4,873	284,348	39,848	432,093
Selling, general and administrative	1,474	10,744	245,754	37,904	475,680
Acquisition-related	—	—	203,183	9,434	—

Total operating expenses	1,637	15,617	733,285	87,186	907,773

Loss from operations	(1,632)	(1,077)	(420,344)	(28,248)	(219,668)
Interest and other income (expense), net	90	(16)	284	(96)	1,539
Equity-method investment activity, net of tax	—	—	—	—	(8,763)

Loss before provision for income taxes	(1,542)	(1,093)	(420,060)	(28,344)	(226,892)
Provision (benefit) for income taxes	—	248	(6,674)	(905)	(1,732)

Net loss	(1,542)	(1,341)	(413,386)	(27,439)	(225,160)
Less: Net loss attributable to noncontrolling interests	—	—	23,746	61	19,759

Net loss attributable to Groupon, Inc.	(1,542)	(1,341)	(389,640)	(27,378)	(205,401)
Dividends on preferred stock	(277)	(5,575)	(1,362)	(1,046)	—
Redemption of preferred stock in excess of carrying value	—	—	(52,893)	—	(34,327)
Adjustment of redeemable noncontrolling interests to redemption value	—	—	(12,425)	—	(15,651)
Preferred stock distributions	(339)	—	—	—	—

Net loss attributable to common stockholders	$(2,158)	$(6,916)	$(456,320)	$(28,424)	$(255,379)

Net loss per share
Basic	$(0.01)	$(0.04)	$(2.66)	$(0.17)	$(1.67)
Diluted	$(0.01)	$(0.04)	$(2.66)	$(0.17)	$(1.67)
Weighted average number of shares outstanding
Basic	166,738,129	168,604,142	171,349,386	169,048,421	152,813,014
Diluted	166,738,129	168,604,142	171,349,386	169,048,421	152,813,014
Other Financial Data:
Segment operating (loss) income(1):
North America	$(1,608)	$(962)	$(10,436)	$8,309	$(32,279)
International	—	—	(170,557)	(23,047)	(128,314)

Total CSOI	$(1,608)	$(962)	$(180,993)	$(14,738)	$(160,593)

(1)
Consolidated segment operating (loss) income, or CSOI, is a non-GAAP financial measure. See "—Summary Consolidated Financial and Other Data—Non-GAAP Financial Measures" for a reconciliation of this measure to the most applicable financial measure under U.S. GAAP. We do not allocate stock-based compensation and acquisition-related expense to the segments. See Note 13 "Segment Information" of Notes to Consolidated Financial Statements and Note 14 "Segment Information" of Notes to Condensed Consolidated Financial Statements (Unaudited) for additional information.

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GROUPON, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except share and per share amounts)
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
GROUPON, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except share and per share amounts)
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA